HITHERLANE PARTNERS LLC

Supplementary Information

Computation of Net Capital
Pursuant to Rule 15c3-1 under the
Securities Exchange Act of 1934
(Schedule I)
December 31, 2015

Computation of Net Capital

Total member's equity qualified for net capital	$	252,267
		-
Deductions and/or charges		
Non-allowable assets:		
Fees receivable		66,236
Total deductions and/or charges		66,236
Net Capital before haircuts on securities		186,031
Haircuts on securities		47,707
Net Capital	$	138,324
Aggregate indebtedness		
Liabilities from statement of financial condition		307,293
Total aggregate indebtedness	$	307,293
Computation of basic net capital requirement		
Minimum of net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	20,486
Net Capital in excess of minimum requirement	$	117,838
Ratio of aggregate indebtedness to net capital		222.15%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17a-5, Part II-A filing as of December 31, 2015.